

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Ltd
875 Washington Street
New York, NY 10014

> **Re: IGTA Merger Sub Ltd**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 1, 2024**
> **File No. 333-276929**

Dear Cheuk Hang Chow:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Valuation Report, page 81

1. In response to prior comment 2, you disclose that Moore reviewed certain financial information provided by AgileAlgo including revenue projections for fiscal years ended September 30, 2024, 2025 and 2026 in preparing its valuation report. As requested, clarify whether the projections considered expenses and/or net loss in addition to revenue. Also, explain why the projections for 2025 and 2026 were not disclosed in this filing. Given that AgileAlgo has now concluded that AgileAlgo is unlikely to meet its previously prepared 2024 revenue forecast, disclose whether the projections still reflect management's views on future performance. Discuss the consideration the board gave to obtaining updated projections or whether the board believes that the projections for future years can still be relied upon.

2.   You disclose that AgileAlgo's revenue projections are based in part on the "substantial pipeline" in the second half of fiscal year 2023. Please clarify the nature of the pipeline and why you believed that it supported your revenue projections. In this regard, we note that you closed one customer contract in January 2024 for $49,382 followed by a full-implementation contract for $98,765 with the same customer in February 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo

Key Business Metrics and Selected Financial Data, page 122

3.   We note your revised disclosure in response to prior comment 3. Please further revise the table so that the number of active users, dormant users and users converted from dormant to active are separately disclosed from the number of users under each subscription tier. In this regard, your current presentation appears to suggest these are separate subscription tiers when, in fact, they are just a subset of Trial users. In addition, tell us what the notation "*" next to "Converted from Dormant to Active" represents. Lastly, revise to disclose how you define both active and dormant users.

Liquidity and Capital Resources

Ability to continue as going concern without Business Combination, page 132

4.   We note your response to prior comment 5. Please tell us more about your pipeline of projects going beyond the second quarter of fiscal 2024 and specifically address the status of the "advanced stage" project discussed on page 132. Ensure you address any known trends, events or uncertainties that have resulted, or are reasonably likely to result, in your liquidity increasing or decreasing in any material way. Refer to Item 303(b)(1)(i) of Regulation S-K.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

5.   We note your revised disclosures in response to prior comment 6. It appears you have removed $75,000 of IGTA accounting and audit fees from the "charge to profits & loss" column in the table to pro forma adjustment (3). However, the pro forma condensed combined statements of operations for the year ended September 30, 2023 gives effect to the $75,000 of estimated transaction costs. As such, please revise to reflect such costs in the appropriate column in pro forma adjustment (3).

6.   Your revised disclosure in response to prior comment 10 indicate that the principal balance of your Notes will be payable in cash and/or such other form of payment as mutually agreed in writing prior to or concurrently with the closing of the business combination. In addition, you state in your response that, to date, no written agreements have been entered into for conversion of such Notes. As such, please explain why pro forma adjustment (8) assumes such Notes will be repaid with the issuance of PubCo

ordinary shares. Similarly, tell us your basis for assuming the conversion of such notes into 137,000 shares on page xiii or revise as necessary.

<u>Inception Growth Acquisition Limited Notes to Consolidated Financial Statements</u>
<u>General, page F-1</u>

7.   We note your response to prior comments 8 and 9. Please tell us when you intend to file the amended Forms 10-Q to correct the errors related to the Shareholder non-redemption Agreement and the accounting for deferred underwriting compensation. In addition, an Item 4.02 Form 8-K should be filed within four business days after the occurrence of a reportable event (i.e., the date you determined the financial statements could no longer be relied upon because of an error in such financial statements). Refer to Instruction B to Form 8-K.

8.   We note your revised disclosures in response to prior comments 11 and 12. Please tell us how your auditor considered such revisions in the dual-date of their opinion. In addition, amend Inception Growth's Form 10-K to reflect these changes and ensure the Explanatory Note adequately explains the reason for such amendment.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ted Paraskevas